File No.333-233087

As filed with the SEC on November 15, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  1

(Check appropriate box or boxes)

FEDERATED TOTAL RETURN SERIES, INC.

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

Peter J. Germain, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Institutional Shares and Service Shares, without par value, of Federated Total Return Bond Fund,

Institutional Shares, without par value, of Federated Ultrashort Bond Fund,

Each a series of the Registrant

It is proposed that this filing will become effective

Immediately upon filing pursuant to Rule 485 (b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (333 233087) is to file Exhibit 12 Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant’s Form N-14 filing on August 7, 2019

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on September 17, 2019 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on September 17, 2019 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12 Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization.

PART C. OTHER INFORMATION.

Item 15. Indemnification

Indemnification is provided to Officers and Directors of the Registrant pursuant to the Registrant's By-Laws, as amended. This includes indemnification against: (a) any liabilities or expenses incurred in connection with the defense or disposition of any action, suit or proceeding in which an Officer or Director may be or may have been involved; and (b) any liabilities and expenses incurred by an Officer or Director as a result of having provided personally identifiable information to a regulator or counterparty by or with whom the Registrant (or its series, as applicable) is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty.

The Investment Advisory Contract, and Sub-advisory Agreement as applicable, (collectively, “Advisory Contracts”) between the Registrant and the investment advisers, and sub-advisers as applicable, (collectively, “Advisers”) of its series, provide that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Advisory Contracts on the part of the Advisers, Advisers shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security.

The Registrant’s distribution contract contains provisions limiting the liability, and providing for indemnification, of the Officers and Directors under certain circumstances.

Registrant's Directors and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Directors), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Directors, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Directors, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the By-Laws, as amended, or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Directors who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Director or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Directors or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)
	1.1	Conformed copy of Articles of Incorporation of the Registrant;	(1)
	1.1(a)	Conformed copy of Articles of Amendment of Articles of Incorporation of the Registrant;	(2)

	1.2	Conformed copies of Articles Supplementary dated March 6, 2000	(19)
	1.2(a)	Conformed copies of Articles Supplementary dated October 15, 1998	(19)
	1.2(b)	Conformed copies of Articles Supplementary dated November 14, 1996;	(19)
	1.2(c)	Conformed copies of Articles Supplementary dated August 30, 1996;	(19)
	1.2(d)	Conformed copy of Articles Supplementary dated June 1, 2001;	(21)
	1.2(e)	Conformed copy of Articles Supplementary dated September 23, 2002;	(25)
	1.2(f)	Conformed copy of Articles Supplementary dated February 27, 2004;	(27)
	1.2(g)	Conformed copy of Articles Supplementary dated December 5, 2005;	(32)
	1.2(h)	Conformed copy of Articles Supplementary dated March 27, 2015;	(47)
	1.2(i)	Conformed copy of Articles Supplementary dated February 22, 2017;	(54)
	1.2(j)	Conformed copy of Articles Supplementary dated March 1, 2019;	(58)

	1.3	Conformed copies of Articles of Amendment dated October 14, 1998;	(19)
	1.3(a)	Conformed copies of Articles Amendment dated June 4, 1998;	(19)
	1.3(b)	Conformed copies of Articles Amendment dated May 14, 1997;	(19)
	1.3(c)	Conformed copies of Articles Amendment dated August 28, 1996;	(19)
	1.3(d)	Conformed copies of Articles Amendment dated February 1, 2011;	(42)
	1.3(e)	Conformed copies of Articles Amendment dated July 11, 2011;	(42)

(2)
	2.1	Copy of By-Laws of the Registrant;	(1)
	2.2	Copies of Amendments Nos. 1-3 to the By-Laws of the Registrant;	(16)
	2.3	Copy of Amendment No. 4 to the By-Laws of the Registrant;	(22)
	2.4	Copy of Amendment No. 5 to the By-laws of the Registrant;	(25)
	2.5	Copy of Amendment No. 6 to the By-laws of the Registrant;	(27)
	2.6	Copy of Amendment No. 7 to the By-laws of the Registrant;	(29)
	2.7	Copy of Amendment No. 8 to the By-laws of the Registrant;	(32)
	2.8	Copy of Amendment No. 9 to the By-laws of the Registrant;	(50)
	2.9	Copy of Amendment No. 10 to the By-laws of the Registrant;	(55)

(3)	Not applicable

(4)	The Registrant hereby incorporates by reference the Form of Agreement and Plan of Reorganization are filed herein as Annex A to the Prospectus/Proxy Statement from Item 4 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.

(5)
As of September 1, 1997, Federated Securities Corp. stopped issuing share certificates.
	5.1	Copy of Specimen Certificate for Shares of Capital Stock of the Registrant;	(10)

(6)
	6.1	Copy of Investment Advisory Contract of the Registrant and conformed copies of Exhibits A and B of Investment Advisory Contract of the Registrant;	(7)
	6.2	Conformed copy of Exhibit C to the Investment Advisory Contract of the Registrant;	(19)
	6.3	Conformed copies of Exhibits D and E to the Investment Advisory Contract of the Registrant;	(11)
	6.4	Conformed copy of Exhibit F to the Investment Advisory Contract of the Registrant;	(18)
	6.5	Conformed copy of Amendment dated June 01, 2001 to the Investment Advisory Contract of the Registrant;	(20)
	6.6	Conformed copy of Limited Power of Attorney and Schedule 1 to the Limited Power of Attorney of Investment Advisory Contract of the Registrant;	(19)
	6.7	Conformed copy of amendment 1 to exhibit A to the Investment Advisory Contract of the Registrant	(36)
	6.8	Conformed copies of Amendments 1 and 2 to Exhibit F to the Investment Advisory Contract of the Registrant	(50)
	6.9	Conformed copy of Limited Power of Attorney of the Investment Advisory Contract of the Registrant, dated June 1, 2017;	(54)
	6.10	Conformed copy of Amendment 3 to Exhibit F to the Investment Advisory Contract of the Registrant;	(55)

(7)
	7.1	Copy of Distributor's Contract of the Registrant and Conformed copies of Exhibits A, B, C and D to the Distributor's Contract of the Registrant;	(4)
	7.2	Copy of Distributor's Contract of the Registrant and Conformed copies of Exhibits E and F to Distributor's Contract of the Registrant;	(10)
	7.3	Conformed copies of Exhibits G and H to Distributor's Contract of the Registrant;	(11)
	7.4	Conformed copy of Exhibit I to Distributor’s Contract of the Registrant;	(19)
	7.5	Conformed copy of Exhibit J to Distributor’s Contract of the Registrant;	(20)
	7.6	Conformed copy of Amendment dated June 1, 2001 to the Distributor’s Contract of the Registrant;	(20)
	7.7	Conformed copy of Distributor’s Contract and Exhibit 1 Amendment to Distribution Plan of the Registrant (Class B Shares);	(20)
	7.8	Conformed copy of Exhibit K to Distributor’s Contract of the Registrant;	(21)
	7.9	Conformed copy of Exhibit L to Distributor's Contract of the Registrant;	(22)
	7.10	Conformed copy of Amendment to the Distributor’s Contract (Class B Shares)of the Registrant;	(21)
	7.11	Conformed copy of Exhibit M to Distributor’s Contract (Class K Shares) of the Registrant;	(24)
	7.12	Conformed copy of Amendment dated October 1, 2003 to Distributor’s Contract of the Registrant;	(25)
	7.13	Conformed copy of Exhibit N to Distributor’s Contract (Class R6 Shares) of the Registrant;	(47)
	7.14	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Numbers 33-38550 and 811-6269).
	7.15	Conformed copy of Exhibit O to Distributor’s Contract (Class T Shares) of the Registrant;	(54)
	7.16	Conformed copy of Exhibit P to Distributor’s Contract (Class R6 Shares) of the Registrant;	(57)

(8)	Not applicable

(9)
	9.1	Conformed copy of the Custodian Contract of the Registrant;	(22)
	9.2	Amendment to the Custodian Contract of the Registrant;	(34)
	9.3	Conformed copy of Fourth and Fifth Amendments to the Custodian Contract;	(42)
	9.4	Exhibit 1 to the Custodian Contract of the Registrant, revised as of 10/1/16	(50)
	9.5	Exhibit 1 to the Custodian Contract of the Registrant, revised as of 3/1/17	(52)
	9.6	Conformed copy of Amended and Restated Master Custodian Agreement, dated March 1, 2017;	(54)

(10)
	10.1	Conformed copy of Distribution Plan and Exhibits A and B of the Registrant;	(11)
	10.2	Conformed Copy of the Distribution Plan with Exhibits A through E, attached;	(28)
	10.3	Conformed copy of Exhibit C to Distribution Plan of the Registrant;	(10)
	10.4	Conformed copy of Exhibits D and E to Distribution Plan of the Registrant;	(11)
	10.5	Conformed copy of Exhibits F and G to Distribution Plan of the Registrant;	(20)
	10.6	Conformed copy of Exhibit H to Distribution Plan of the Registrant;	(23)
	10.8	Conformed copy of Exhibit I to Distribution Plan of the Registrant;	(24)

(11)	The Registrant hereby incorporates the Conformed Copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019

(12)	Conformed Copy of Opinion regarding Tax Consequences of the Reorganization	+

(13)
	13.1	Conformed copy of Fund Accounting Services, Administrative Services, Transfer Agency Services, and Custody Services Procurement Agreement of the Registrant;	(13)
	13.2	Conformed copy of Amendment to Fund Accounting Services, Administrative Services, Transfer Agency Services, and Custody Services Procurement Agreement of the Registrant;	(21)
	13.3	Conformed copy of the Amended and Restated Agreement for Administrative Services between Federated Administrative Services and the Registrant dated 9/1/2012	(44)
	13.4	The responses described in Item 23(e)(iii) are hereby incorporated by reference;
	13.5	Conformed copy of Principal Shareholder Servicer’s Agreement (Class B Shares) of the Registrant;	(20)
	13.6	Conformed copy of Shareholder Services Agreement (Class B Shares) of the Registrant;	(20)
	13.7	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item (h) (vii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (Files Nos. 33-29838-811-5843).
	13.8	Confirmed copy of the Financial Administration and Accounting Services Agreement, dated January 1, 2007, with attached Exhibit A;	(34)
	13.9	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for Administrative Services between Federated Administrative Services Company and the Registrant dated June 1, 2005, from Item 23 (h) (ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 27, 2005. (File Nos. 33-29838 and 811-5843);
	13.10	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23(h)(viii)of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the Commission on April 28, 2006 (File Nos. 33-60411 and 811-07309).
	13.11	Amendment to Transfer Agency and Service Agreement	(35)
	13.12	Conformed copy of Financial Administration and Accounting Services Agreement, dated March 1, 2011;	(42)
	13.13	Conformed copy of Amended and Restated Agreement for Administrative Services dated 9/1/2012;	(46)
	13.14	Conformed copy of First Amendment to Amended and Restated Agreement for Administrative Services dated 3/1/2013;	(47)
	13.15	Conformed copy of Amendment to Financial Administration and Accounting Services Agreement, dated March 1, 2015;	(47)
	13.16	Exhibit A to the Financial Administration Accounting and Services Agreement, updated as of September 1, 2016;	(50)
	13.17	Conformed copy of Amendment to Financial Administration and Accounting Services Agreement dated as of October 14, 2015;	(50)
	13.18	Conformed copy of Amendment to Transfer Agency and Service Agreement dated as of July 1, 2004, as amended on January 1, 2012;	(50)
	13.19	Schedule 1 to the Second Amended and Restated Services Agreement revised September 1, 2016	(50)
	13.20	Conformed copy of Schedule A to the Principal Shareholder Servicer’s Agreement (Class B Shares)(Revised 12/31/15);	(51)
	13.21	Conformed copy of Exhibit A to the Agreement for Administrative Services (revised 11/1/16);	(51)
	13.22	Conformed copy of Exhibit A to the Agreement for Administrative Services (revised 3/1/17);	(52)
	13.23	Exhibit A to the Financial Administration Accounting and Services Agreement, updated as of March 1, 2017;	(52)
	13.24	Copy of Exhibit A to the Agreement for Administrative Services (revised September 1, 2017)	(53)
	13.25	Copy of Exhibit A to the Amendment to Financial Administration and Accounting Services Agreement (revised 9/1/17)	(53)
	13.26	Copy of Schedule 1 to the Services Agreement (revised 9/1/17)	(53)
	13.27	Copy of Exhibit A to Second Amended and Restated Services Agreement (revised September 1, 2017)	(53)
	13.28	Conformed copy of Exhibit A to Second Amended and Restated Agreement for Administrative Services, dated September 1, 2017	(54)
	13.29	Conformed copy of Amendment to Financial Administration and Accounting Services Agreement, dated as of March 1, 2017 and copy of Exhibit A (updated December 15, 2017);	(54)
	13.30	Conformed copy of Services Agreement, revised March 1, 2016	(54)
	13.31	Copy of Schedule A to the Principal Shareholder Servicer’s Agreement (Class B Shares)(Revised 9/1/17);	(54)
	13.32	Copy of Schedule A to the Shareholder Services Agreement (Class B Shares), revised 9-1-17;	(54)
	13.33	Copy of Schedule 1 to Second Amended and Restated Services Agreement (revised December 15, 2017)	(54)
	13.34	Conformed copy of Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company;	(54)
	13.35	Conformed copy of Exhibit A to Second Amended and Restated Agreement for Administrative Services, dated November 2, 2018;	(55)
	13.36	Conformed copy of Exhibit A to the Amendment to Financial Administration and Accounting Services Agreement, updated October 1, 2018;	(55)
	13.37	Conformed copy of Schedule I to the Services Agreement, revised October 1, 2018;	(55)
	13.38	Copy of Schedule 1 to Second Amended and Restated Services Agreement, revised November 2, 2018;	(55)
	13.39	Copy of Schedule 1 to Second Amended and Restated Services Agreement, revised December 1, 2018;	(56)
	13.40	Conformed copy of Exhibit A and B to Second Amended and Restated Agreement for Administrative Services, dated March 1, 2019;	(58)
	13.41	Copy of Exhibit A to Financial Accounting Administration and Services Agreement (revised April 1, 2019);	(58)
	13.42	Copy of Schedule 1 to the Second Amended and Restated Services Agreement revised April 1, 2019;	(58)
	13.43	Conformed copy of Exhibit A to the Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company, dated March 31, 2019	(58)

(14)
	14.1	The Registrant hereby incorporates by reference the Conformed copy of Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm from Item 14.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019;
	14.2	The Registrant hereby incorporates by reference the Conformed copy of Consent of KPMG LLP, Independent Registered Public Accounting Firm from Item 14.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019;
	14.3	The Registrant hereby incorporates by reference the Conformed copy of Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm from Item 14.3 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019;

(15)	Not Applicable

(16)
	16.1	The Registrant hereby incorporates by reference the Conformed copy of Unanimous Consent of Directors of Federated Total Return Bond Fund from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019;
	16.2	The Registrant hereby incorporates by reference the Conformed copy of Power of Attorney of the Registrant—Federated Total Return Bond Fund from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019;
	16.3	The Registrant hereby incorporates by reference the Conformed copy of Unanimous Consent of Directors of Federated Ultrashort Bond Fund from Item 16.3 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019;
	16.4	The Registrant hereby incorporates by reference the Conformed copy of Power of Attorney of the Registrant—Federated Ultrashort Bond Fund from Item 16.4 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019;

(17)
	17.1	The Registrant hereby incorporates the Form of Ballot Federated Total Return Bond Fund from Item 17.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.
	17.2	The Registrant hereby incorporates by reference the Form of Ballot Federated Ultrashort Bond Fund from Item 17.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 1933 Act No. 811-7115 and 1940 Act No. 33-50773)
1	Response is incorporated by reference to Registrant’s Initial Registration Statement on Form N-1A filed October 25, 1993.
2	PEA No. 1 filed December 21, 1993
4	PEA No. 3 filed May 27, 1994
7	PEA No. 4 filed June 6, 1995
10	PEA No. 8 filed November 27, 1996
11	PEA No. 9 filed March 31, 1997
13	PEA No. 13 filed November 26, 1997
16	PEA No. 16 filed October 28, 1998
18	PEA No. 20 filed February 15, 2000
19	PEA No. 23 filed November 29, 2000
20	PEA No. 24 filed July 26, 2001
21	PEA No. 25 filed November 29, 2001
22	PEA No. 28 filed November 27, 2002
23	PEA No. 30 filed February 7 2003
24	PEA No. 31 filed April 07, 2003
25	PEA No. 32 filed November 26, 2003
27	PEA No. 35 filed November 18, 2004
28	PEA No. 36 filed November 29, 2004
29	PEA No. 38 filed November 28, 2005
32	PEA No. 41 filed November 28, 2006
34	PEA No. 44 filed November 19, 2007
35	PEA No. 47 filed November 25, 2008
36	PEA No. 48 filed January 29, 2009
42	PEA No. 57 filed November 28, 2011
44	PEA No. 61 filed November 27, 2012
46	PEA No. 65 filed November 26, 2013
47	PEA No. 73 filed April 17, 2015
50	PEA No. 79 filed November 28, 2016
51	PEA No. 81 filed January 26, 2017
52	PEA No. 83 filed March 28, 2017
53	PEA No. 85 filed November 28, 2017
54	PEA No. 87 filed January 24, 2018
55	PEA No. 89 filed November 27, 2018
56	PEA No. 91 filed January 28, 2019
57	PEA No. 93 filed March 18, 2019
58	PEA No. 94 filed May 24, 2019

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Federated Total Return Series, Inc. has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 15th day of November, 2019.

FEDERATED TOTAL RETURN SERIES, INC.
BY: /s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY: /s/ George F. Magera George F. Magera Assistant Secretary	Attorney In Fact For the Persons Listed Below	November 15, 2019
J. Christopher Donahue *	President and Trustee (Principal Executive Officer)
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John B. Fisher*	Trustee
John T. Collins*	Trustee
G. Thomas Hough*	Trustee
Maureen Lally-Green*	Trustee
Charles F. Mansfield, Jr.*	Trustee
Thomas O’Neill*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney